 Exhibit 99.1

SNDL Announces Renewal of Share Repurchase Program

CALGARY, AB, Nov. 16, 2022 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that its Board of Directors (the "Board") has approved the renewal of the Share Repurchase Program (the "Share Repurchase Program") upon the expiry of its current Share Repurchase Program on November 19, 2022. The Share Repurchase Program authorizes the Company to repurchase up to C$100 million (the "Share Repurchase Amount") of its outstanding common shares ("shares") from time to time at prevailing market prices, enabling SNDL to opportunistically return value to shareholders.

Pursuant to the Share Repurchase Program, SNDL may purchase shares from time to time at the discretion of management through open market purchases, privately negotiated transactions, block trades, derivatives, accelerated or other structured share repurchase programs, or other means. The manner, timing, pricing and amount of any transactions will be subject to the discretion of SNDL and may be based upon market conditions, regulatory requirements and alternative opportunities that SNDL may have for the use or investment of its capital.

Notwithstanding the Share Repurchase Amount, SNDL may only purchase a maximum of approximately 11.8 million shares under the Share Repurchase Program, representing 5% of the issued and outstanding shares as at November 21, 2022. Subject to the foregoing limitations, the Share Repurchase Program will commence on November 21, 2022, and will expire on November 20, 2023. The Share Repurchase Program does not require the Company to purchase any minimum number of shares and repurchases may be suspended or terminated at any time at the Company's discretion.

The actual number of shares which may be purchased pursuant to the Share Repurchase Program and the timing of any purchases will be determined by management and the board of directors.

The price which the Company will pay for any such shares will be the prevailing market price at the time of acquisition, subject to certain limitations imposed by applicable securities laws. All shares purchased pursuant to the Share Repurchase Program will be returned to treasury for cancellation, and all such purchases will be made on the open market through the facilities of Nasdaq or by such other means as may be permitted under applicable securities laws during the term of the Share Repurchase Program.

Under the Company's current share repurchase program, which commenced on November 19, 2021, the Company previously sought to repurchase up to C$100 million or 10.28 million shares (adjusted to reflect the Company's 10:1 share consolidation consummated on July 26, 2022 (the "Share Consolidation"). As of November 15, 2022, the Company had repurchased an aggregate of 1,888,566 shares for cancellation under its current share repurchase program at a weighted average price of approximately C$2.60 per share (figures adjusted to reflect the Share Consolidation).

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, Re-Up, Namaste, Value Buds and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

 For more information on SNDL, please go to www.sndl.com.

Forward-Looking Statements Cautionary Statement

This news release includes statements containing certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities law (collectively, "forward-looking statements"). Forward-looking statements in this release include, but are not limited to, the date of commencement and expiry of the Share Repurchase Program, the number of shares to be repurchased, and the methods of such repurchases, if any, pursuant to the Share Repurchase Program. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 16-NOV-22